UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13D

                            Under the Securities Exchange Act of 1934
                                 (Amendment No. _____________)*

                 United Counties Bancorporation
                                        (Name of Issuer)

                 Common Stock ($1.00 Par Value)
                                 (Title of Class of Securities)

                           910150101
                                         (CUSIP Number)

Joseph M. Harenza, Esquire Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and Communications)

                           May 23, 1995
                     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          SCHEDULE 13D

CUSIP NO. 910150101

1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               Meridian Bancorp, Inc.
               IRS Identification No.:  23-2237529

2.     Check the appropriate box is a member of a group*   (a)     [ ]
                                                           (b)     [ ]

3.     SEC use only

4.     Source of Funds*
               BK     AF      WC
5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e)                              [ ]

6.     Citizenship or place of organization
               Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

       7.      Sole Voting Power
                      375,000

       8.      Shared Voting Power
                      0

       9.      Sole Dispositive Power
                      375,000

       10.     Shared Dispositive Power
                      0

11.    Aggregate amount beneficially owned by each reporting person
               375,000

12.    Check box if the aggregate amount in row (11) excludes
       certain shares*                                             [ ]

13.    Percent of class represented by amount in row (11)
               17.5%

14.    Type of reporting person*
               HC     CO

                                          SCHEDULE 13D

ITEM 1.        Security and Issuer.

               This Schedule 13D relates to shares of common stock, par value $1.00 per share, of United Counties Bancorporation ("UCB"), a business corporation incorporated under the laws of the State of New Jersey. The principal executive offices of UCB are located at Four Commerce Drive, Cranford, New Jersey 07016.

ITEM 2.        Identify and Background.

               (a), (b) and (c). This Schedule 13D is filed by Meridian Bancorp, Inc. ("Meridian"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Meridian is a multi-bank holding company which owns all of the outstanding capital stock of Meridian Bank, a Pennsylvania banking institution, Delaware Trust Company, a Delaware banking institution ("DTC"), and Meridian Bank, New Jersey, a New Jersey banking institution ("MBNJ"). Meridian's principal business and offices are located at 35 North Sixth Street, Reading, Pennsylvania 19601.

               The name, business address and present occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Meridian are as follows:

                                                                   Present Principal
Name                             Business Address                  Occupation or Employment
DeLight E. Breidegam, Jr.        Lyon Station, PA 19536            President and Chief
                                                                        Executive Officer,
                                                                   East Penn Manufacturing
                                                                        Co., Inc.
                                                                   (battery manufacturer)
                                                                   Lyon Station, PA 19536

Thomas F. Burke, Jr.             1460 Wyoming Avenue               Attorney
                                 Forty Fort, Pa 19704              1460 Wyoming Avenue
                                                                   Forty Fort, Pa 19704

Robert W. Cardy                  P.O. Box 14662                    Chairman, President,
                                 Reading, PA 19612                 Chief Executive Officer and
                                                                   Director, Carpenter Technology
                                                                   Corp.
                                                                   (Specialty steel and alloys
                                                                   manufacturer)
                                                                   P.O. Box 14662
                                                                   Reading, PA 19612

Harry Corless                    P.O. Box 4455                     Retired Chairman,
                                 Greenville, DE 19807              ICI Americas, Inc.
                                                                   P.O. Box 4455
                                                                   Greenville, DE  19807

William D. Davis                 Commonwealth Plaza                Vice Chairman,
                                 33 W. 3rd Street                  Pennsylvania Enterprises, Inc.
                                 Williamsport, PA 17701            (utility holding company)
                                                                   Wilkes-Barre Center
                                                                   39 Public Square
                                                                   Wilkes-Barre, PA 18711

Julius W. Erving                 1420 Locust Street                President,
                                 Philadelphia, Pa  19102           The Erving Group and
                                                                   Dr. J. Enterprises
                                                                   1420 Locust Street
                                                                   Philadelphia, PA  19102

Fred D. Hafer                    P.O. Box 16001                    President, Chief Operating
                                 Reading, PA  19640                     Officer and Director,
                                                                   Metropolitan Edison Company
                                                                   (electric utility)
                                                                   P.O. Box 16001
                                                                   Reading, PA  19640

Lawrence C. Karlson              595 Skippack Pike                 Chairman, President and
                                 Suite 300                              Chief Executive Officer,
                                 Blue Bell, PA  19422              Karlson Corporation
                                                                   (private holding company)
                                                                   595 Skippack Pike
                                                                   Suite 300
                                                                   Blue Bell, PA  19422

Ezekiel S. Ketchum               35 North Sixth Street             Retired President and Chief
                                 P.O Box 1102                         Operating Officer
                                 Reading, PA  19603                Meridian
                                                                   Retired President and Chief
                                                                        Executive Officer,
                                                                   Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Sidney D. Kline, Jr.             111 North Sixth Street            Attorney
                                 P.O. Box 679                      Stevens & Lee
                                 Reading, PA 19603                 111 North Sixth Street
                                                                   P.O. Box 679
                                                                   Reading, PA 19603

George W. Leighow                1221 Montour Boulevard            Veterinarian
                                 Danville, PA 17821                Leighow Veterinary Hospital
                                                                   1221 Montour Boulevard
                                                                   Danville, PA 17821

Samuel A. McCullough             35 North Sixth Street             Chairman and Chief Executive
                                 P.O. Box 1102                          Officer,
                                 Reading, PA 19603                 Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA 19603

Joseph F. Paquette, Jr.          2301 Market Street                Chairman, Chief Executive
                                 P.O. Box 8699                          Officer and Director,
                                 Philadelphia, PA  19101           PECO Energy
                                                                   (electric utility)
                                                                   2301 Market Street
                                                                   P.O. Box 8699
                                                                   Philadelphia, PA  19101

Daniel H. Polett                 600 North Broad Street            Chairman,
                                 Philadelphia, PA  19130           Wilkie Buick Chevrolet
                                                                        Subaru Co.
                                                                   (automobile dealership)
                                                                   600 North Broad Street
                                                                   Philadelphia, PA  19130

Lawrence R. Pugh                 P.O. Box 1022                     Chairman, Chief Executive
                                 Reading, PA  19603                     Officer and Director,
                                                                   VF Corp.
                                                                   (apparel manufacturer)
                                                                   P.O. Box 1022
                                                                   Reading, PA  19603

Paul R. Roedel                   P.O. Box 14662                    Retired Chairman and Chief
                                 Reading, PA  19612                     Executive Officer,
                                                                   Carpenter Technology Corp.
                                                                   (specialty steel and alloys
                                                                   manufacturer)
                                                                   P.O. Box 14662
                                                                   Reading, PA  19612

Wilmer R. Schultz                1540 Chestnut Street              President,
                                 Emmaus, PA  18049                 Wilmer R. Schultz, Inc.
                                                                   (general contractor)
                                                                   1540 Chestnut Street
                                                                   Emmaus, PA  18049

Robert B. Seidel                 114 Ridgewood Road                Retired Chairman,
                                 Radnor, PA  19087                 American Manufacturing
                                                                        Corporation
                                                                   (private holding company)
                                                                   114 Ridgewood Road
                                                                   Radnor, PA  19087

David E. Sparks                  35 North Sixth Street             Vice Chairman
                                 P.O. Box 1102                     Chief Financial Officer
                                 Reading, PA  19603                     and Director,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George Strawbridge, Jr.          3801 Kennett Pike                 Private Investor
                                 Suite B-100                       3801 Kennett Pike
                                 Greenville, DE  19807             Suite B-100
                                                                   Greenville, DE  19807

Anita A. Summers                 63330 307 SH-DH                   Professor Emerita and
                                 University of Pennsylvania             Senior Research Fellow,
                                 Philadelphia, PA  19104           University of Pennsylvania
                                                                   63330 307 SH-DH
                                                                   University of Pennsylvania
                                                                   Philadelphia, PA  19104

Judith M. von Seldeneck          1 Commerce Square                 Chief Executive Officer,
                                 2005 Market Street                The Diversified Search
                                 Suite 3300                             Companies
                                 Philadelphia, PA  19103           (executive search firm)
                                                                   1 Commerce Square
                                                                   2005 Market Street
                                                                   Suite 3300
                                                                   Philadelphia, PA  19103

Earle A. Wooton                  [Business Address]                President,
                                                                   Montrose Publishing
                                                                        Company, Inc.
                                                                   [Address]

William M. Fenimore, Jr.         35 North Sixth Street             Group Executive Vice President,
                                 P.O. Box 1102                          Chief Technology Officer
                                 Reading, PA  19603                     and Head of Strategic
                                                                        Planning,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

P. Sue Perrotty                  35 North Sixth Street             Group Executive Vice
                                 P.O. Box 1102                          President and Head
                                 Reading, PA  19603                     of Strategic Marketing
                                                                        and Distribution System
                                                                        Development,
                                                                   Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

John F. Porter, III              35 North Sixth Street             Chairman, President and
                                 P.O. Box 1102                          Executive Officer,
                                 Reading, PA  19603                Delaware Trust Company
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Paul W. McGloin                  35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Robert J. Unruh                  35 North Sixth Street             Chairman, Meridian
                                 P.O. Box 1102                          Securities, Inc.
                                 Reading, PA  19603                Executive Vice President,
                                                                        Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Jan S. Berninger                 35 North Sixth Street             President, Lehigh Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

David R. Bright                  35 North Sixth Street             President, Delaware Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Thomas P. Dautrich               35 North Sixth Street             President, Susquehanna Valley
                                 P.O. Box 1102                          Division,
                                 Reading, PA  19603                Meridian Bank
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Alice D. Flaherty                35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

R. William Holland               35 North Sixth Street             Executive Vice President and
                                 P.O. Box 1102                          Director of Human Resources,
                                 Reading, PA  19603                Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Wayne R. Huey, Jr.               35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Richard E. Meyers                35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George W. Millward               35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Thomas G. Strohm                 35 North Sixth Street             Executive Vice President,
                                 P.O. Box 1102                     Meridian
                                 Reading, PA  19603                35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

George W. Grosz                  35 North Sixth Street             President and Chief Executive,
                                 P.O Box 1102                           Meridian Asset Management,
                                 Reading, PA  19603                     Inc.
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

Michael J. Mizak, Jr.            35 North Sixth Street             Senior Vice President and
                                 P.O. Box 1102                          Controller,
                                 Reading, PA  19603                Meridian
                                                                   35 North Sixth Street
                                                                   P.O. Box 1102
                                                                   Reading, PA  19603

               (d) and (e). Neither Meridian nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f). Each Natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

Item 3.        Source and Amount of Fund or Other Consideration.

               The source of funds to be used by Meridian in making a purchase of shares of common stock of UCB, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13D relates, if and to the extent the Option is exercised, will be either cash on hand at Meridian, dividends from Meridian Bank, DTC, MBNJ and/or other nonbank subsidiaries of Meridian, a loan from an unaffiliated bank or other financial service company, or other borrowings. Meridian has not made, at the date hereof, any definitive plans or arrangements regarding the source of such funds.

               Assuming the number of shares of UCB's common stock outstanding remains unchanged from the number issued and outstanding on April 30, 1995 (i.e., 2,142,738 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $125.00 per share, will result in the purchase of 375,000 shares for an aggregate purchase price of $46,875,000.

Item 4.        Purpose of Transaction.

               On May 23, 1995, Meridian and UCB entered into a Stock Option Agreement (the "Stock Option Agreement") in which UCB granted to Meridian the option (the "Option") (under certain circumstances, described in this Item 4) to purchase 375,000 shares of UCB's common stock, subject to adjustment upon certain changes in UCB's capitalization, at an exercise price per share
(the "Option Price") of $125.00; provided, however, that in the event UCB issues any shares of its common stock, except for shares issuable under outstanding stock options, at a price less than $125.00 per share, such $125.00 per share price shall be reduced to such lesser price. The Option was granted in connection with the execution by Meridian and UCB of a definitive Agreement and Plan of Merger dated as of May 23, 1995 (the
"Merger Agreement"), a copy of which is attached hereto as
Exhibit 4.1 and incorporated by reference herein, with respect to Meridian's acquisition of UCB through the merger of UCB with and into Meridian (the "Merger"). Upon completion of the Merger, the registration of UCB's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. At closing or as soon thereafter as practicable, United Counties Trust Company, UCB's wholly-owned subsidiary and a New Jersey banking institution ("UCTC"), will merge with and into MBNJ, with MBNJ surviving the merger (the
"Bank Merger").

               Meridian required UCB to grant the Option as a condition to Meridian entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Meridian for loss of the benefits expected from the Merger and/or loss of the opportunity to explore the transactions while the Merger is pending in the event that a third party acquires control of UCB and (ii) increasing the likelihood that the Merger and the Bank Merger will be completed. The Option is exercisable only upon the occurrence of certain events which would jeopardize completion of the Merger, none of which has occurred as of the date hereof. These events (collectively, the "Triggering Events") are the following:

               (a) a person or group, other than Meridian, an affiliate of Meridian or any present shareholder of UCB which or who presently owns more than 9.9% of the presently outstanding shares of common stock of UCB, acquires beneficial ownership of more than 9.9% of the then outstanding shares of common stock of UCB; provided, however, that a Triggering Event shall occur in the event any present shareholder of UCB which or who presently owns more than 9.9% of the presently outstanding shares of common stock of UCB increases such shareholder's beneficial ownership to greater than 14.9% of the then outstanding shares of common stock of UCB;

               (b) a person or group, other than Meridian or an affiliate of Meridian, enters into an agreement or letter of intent with UCB pursuant to which such person or group or any affiliate of such person or group would (i) merge or consolidate, or enter into any similar transaction, with UCB or UCTC or
(ii) acquire all or substantially all of the assets of UCB or all or substantially all of the assets or liabilities of UCTC, or
(iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, more than 9.9% of the then outstanding shares of common stock of UCB or the then outstanding shares of common stock of UCTC; or

               (c) a person or group, other than Meridian or an affiliate of Meridian, publicly announces a bona fide proposal (including a written communication that is or becomes the subject of public disclosure) for (i) any merger, consolidation or acquisition of all or substantially all the assets of UCB or all or substantially all of the assets or liabilities of UCTC, or any other business combination involving UCB or UCTC, or (ii) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, more than 9.9% of the then outstanding shares of common stock of UCB, or any of the then outstanding shares of common stock of UCTC (collectively, a "Proposal"), and thereafter, if such Proposal has not been Publicly Withdrawn (as such term is defined in Section 2 of the Stock Option Agreement, a copy of which is attached hereto as
Exhibit 4.2) at least 30 days prior to the meeting of shareholders of UCB called to vote on the Merger, UCB's shareholders fail to approve the Merger by the vote required by applicable law at the meeting of shareholders called for such purpose or such meeting is postponed or cancelled; or

               (d) a person or group, other than Meridian or an affiliate of Meridian, makes a bona fide Proposal and thereafter, but before such Proposal has been Publicly Withdrawn, UCB willfully takes any action in a manner which would materially interfere with UCB's ability to consummate the Merger or materially reduce the value of the transaction to Meridian;

               (e)    UCB breaches the covenant set forth at
Section 4.06 of the Merger Agreement (a copy of which is attached hereto as Exhibit 4.1), which provides that UCB shall not, nor shall it permit any UCB subsidiary or any other affiliate of UCB or any officer, director or employee of any of them, or any investment banker, attorney, accountant or other representative retained by UCB, any UCB subsidiary or any UCB affiliate to, directly or indirectly, solicit, encourage, initiate or, except as may be legally required for the discharge by UCB's Board of Directors of its fiduciary duty (but only prior to the effectiveness of the Form S-4 Registration Statement to be filed by Meridian with respect to the common stock of Meridian to be issued to shareholders of UCB under the Merger Agreement),engage in discussions or negotiations with, or respond to requests for information, inquiries, or other communication from, any person other than Meridian concerning the fact of, or the terms and conditions of, the Merger Agreement or concerning any acquisition of UCB, any UCB subsidiary, or any assets or business thereof;

               (f) UCB breaches, in any material respect, any binding terms of the Merger Agreement or any provision of the Stock
Option Agreement or the Merger Agreement after a Proposal is made and before it is Publicly Withdrawn or publicly announces an intention to authorize, recommend or accept any such Proposal; or

               (g) any affiliate of UCB breaches any material provision of the UCB Affiliate Agreement attached as Exhibit 1 to the Merger Agreement or breaches in any material respect the covenant set forth in Section 4.06 of the Merger Agreement (as described in paragraph (e) above.

               The Stock Option Agreement provides that it shall terminate upon termination of the Merger Agreement in accordance with the provisions thereof; provided, however, that, if the termination of the Merger Agreement occurs after a Triggering Event, the Stock Option Agreement shall not terminate until expiration of twelve (12) months following the later of the termination of the Merger Agreement or the completion or abandonment of any Proposal or any acquisition transaction relating to the Triggering Event.

               Acquisition by Meridian of shares of UCB's common stock pursuant to exercise of the Option would be subject to prior regulatory approval under certain circumstances.

               The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 4.2.

Item 5.        Interest in Securities of the Issuer.

               (a) Based on 2,142,738 shares of UCB's common stock outstanding on April 30, 1995, Meridian may be deemed the beneficial owner, in the aggregate, of 375,000 shares of UCB's common stock, all being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 375,000 shares would represent approximately 17.5% of UCB's shares of common stock outstanding upon issuance, assuming that no other shares are issued by UCB, including shares issuable upon exercise of options outstanding for UCB's common stock. No person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of UCB.

               (b) Meridian will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of UCB's common stock which Meridian may acquire upon exercise of the Option.

               (c) There were no transactions in the common stock of UCB effected by Meridian or by any person identified in
Item 2(a), (b) and (c) hereof during the sixty days preceding the date of this Schedule 13D.

               (d) No person other than Meridian has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of UCB that may be deemed beneficially owned by Meridian on account of this Option.

               (e)    Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

       Except for the Merger Agreement and the Stock Option Agreement, neither Meridian nor any person identified in
Item 2(a), (b) and (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of UCB including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               4.1 Agreement and Plan of Merger, dated as of May 23, 1995, between Meridian Bancorp, Inc. and United Counties
       Bancorporation.

               4.2 Stock Option Agreement, dated May 23, 1995, between Meridian Bancorp, Inc. and United Counties
       Bancorporation.

                                            Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 1995                                 MERIDIAN BANCORP, INC.

                                             By /s/David E. Sparks
                                                    David E. Sparks,
                                                    Vice Chairman and
                                                    Chief Financial Officer